January 8, 2020

Sonny Oh

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Northern Lights Fund Trust; File Nos. 333-122917, 811-21720

Dear Mr. Oh:

On October 22, 2019, Northern Lights Fund Trust (the “Trust”) filed a Registration Statement under the Securities Act of 1933 and the Investment Company Act of 1940 (the “1940 Act”) on Form N-1A on behalf of Princeton Alternative Premium Fund (the “Fund”). In a telephone conversation on December 9, you provided comments to the Registration Statement and Thompson Hine LLP (“Thompson Hine”) responded on the Trust’s behalf on January 3, 2020. On January 3, 2020, you and Brian Doyle-Wenger discussed additional comments on the Registration Statement. Below, please find a summary of those comments and the Registrant’s response.

General

1.	Comment: Please provide all ticker symbols for the Fund.

Response: The Registrant confirms that all ticker symbols will be added to the cover of the Fund’s prospectus and statement of additional information.

Prospectus

Principal Investment Strategies

2.	Comment: Please add disclosure to this section to explain to potential investors how the Fund receives a premium when purchasing put options.

Response: The disclosure in question has been revised as follows (added text is underlined and deleted text is struck):

In pursuing its premium collection strategy, ~~The~~ the Fund ~~may~~ purchases and sells put options on the S&P 500 Index~~, utilizing a premium collection strategy~~. A put option is a contract giving the owner the right, but not the obligation, to sell a specified amount of an underlying security at a pre-determined price within a specified time frame. The Fund receives premiums for the put options it sells and pays premiums for the put options it purchases. The Fund will realize a gain from its premium collection strategy to the extent that the amount of premium received by the Fund for selling a particular put option is greater than the amount of premium paid by the Fund for purchasing an offsetting put option. The adviser utilizes quantitative models that allow it to determine what it believes is the probability of certain put options expiring worthless; the sale of a put option is typically done at a price that the adviser believes have a 99.99% or greater probability of the puts sold expiring worthless. ~~The Fund receives premiums for the put options it sells.~~ These models utilize a formula to calculate probabilities by utilizing ~~verifiable~~ market data such as implied volatility as measured by the CBOE Volatility Index (“VIX”), time to expiration for the option contracts, and the current value of the S&P 500 Index ~~level~~ to determine the probability an option will expire worthless. ~~Within this strategy, because~~ T~~t~~he trades for the Fund are put spreads ~~where~~ because an offsetting position is taken for each option contract.~~,~~ Accordingly, the potential risk of the Fund’s put option positions is well defined. It is desirable that the underlying index remains in a relatively narrow trading range from the time the Fund opens the position until the options expire.

3.	Comment: With regard to the disclosure, “Within this strategy …” – please revise this disclosure in plain English.

Response: The disclosure in question has been revised as follows (added text is underlined and deleted text is struck):

~~Within this strategy, because~~ T~~t~~he trades for the Fund are put spreads ~~where~~ because an offsetting position is taken for each option contract.~~,~~

4.	Comment: With regard to the disclosure, “The Fund’s adviser … based on market conditions” – please revise the disclosure by providing an explanation of the market conditions.

Response: The disclosure in question has been revised as follows (deleted text is struck):

~~The Fund’s adviser will determine the allocation between these strategies based on market conditions.~~

5.	Comment: Please revise the disclosure, “…and current S&P 500 Index level…” to explain in plain English.

Response: The disclosure in question has been revised as follows (added text is underlined and deleted text is struck):

These models utilize a formula to calculate probabilities by utilizing verifiable market data such as implied volatility as measured by the CBOE Volatility Index (“VIX”), time to expiration for the option contracts, and the current value of the S&P 500 Index ~~level~~ to determine the probability an option will expire worthless

Additional Information about Principal Investment Strategies and Related Risks

Principal Investment Strategies

6.	Comment: Please revise the disclosure by adding a discussion of the Fund’s premium strategy followed by the Fund’s fixed income strategy.

Response: The disclosure has been revised as follows (added text is underlined and deleted text is struck):

The Fund intends to utilize two principal investment strategies: 1) a premium collection strategy involving sale or purchase of put options on the S&P 500 Index and 2) investing in fixed income securities. ~~The Fund’s adviser will determine the allocation between these strategies based on market conditions.~~ Under normal market conditions, the adviser intends to allocate between 50% to 100% of the Fund’s net assets to the premium collection strategy at any given time.

In pursuing its premium collection strategy, the Fund purchases and sells put options on the S&P 500 Index. A put option is a contract giving the owner the right, but not the obligation, to sell a specified amount of an underlying security at a pre-determined price within a specified time frame. The Fund receives premiums for the put options it sells and pays premiums for the put options it purchases. The Fund will realize a gain from its premium collection strategy to the extent that the amount of premium received by the Fund for selling a particular put option is greater than the amount of premium paid by the Fund for purchasing an offsetting put option. The adviser utilizes quantitative models that allow it to determine what it believes is the probability of certain put options expiring worthless; the sale of a put option is typically done at a price that the adviser believes have a 99.99% or greater probability of the puts sold expiring worthless. These models utilize a formula to calculate probabilities by utilizing market data such as implied volatility as measured by the CBOE Volatility Index (“VIX”), time to expiration for the option contracts, and the current value of the S&P 500 Index to determine the probability an option will expire worthless. The trades for the Fund are put spreads because an offsetting position is taken for each option contract. Accordingly, the potential risk of the Fund’s put option positions is well defined. It is desirable that the underlying index remains in a relatively narrow trading range from the time the Fund opens the position until the options expire.

Investment Adviser and Portfolio Managers

7.	Comment: Please provide the month and date that each portfolio manager started in their position

Response: The disclosure has been revised as follows (added text is underlined and deleted text is struck):

Greg Anderson, Manager and President of the adviser, John L. Sabre, Manager and Chief Executive Officer of the adviser, and Zachary Slater, Vice President of the adviser, have each served as a portfolio manager of the Fund since its inception in ~~December~~ January ~~2019~~2020.

If you have any questions or additional comments, please call the undersigned at 614-469-3353.

Very truly yours,

/s/ Andrew Davalla

Andrew Davalla

Cc: JoAnn M. Strasser